                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 33-97888


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 2, 1995)
FEBRUARY 11, 1997

                                4,500,000 SHARES

                         (LOGO) HEALTHCARE REALTY TRUST

                                  COMMON STOCK
                            ------------------------

     Healthcare Realty Trust Incorporated ("Healthcare Realty" or the "Company") is a self-managed and self-administered real estate investment trust ("REIT") that integrates owning, acquiring, managing and developing income-producing real estate properties related to healthcare services throughout the United States. As of December 31, 1996, the Company owned, either directly or through consolidated entities, 80 properties containing approximately 3.9 million square feet in 38 markets nationwide. In addition, the Company is currently managing 83 properties nationwide, of which 27 are owned by the Company.

     All of the shares of the Company's common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Shares") are being issued and sold by the Company. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HR." On February 11, 1997, the last reported sale price for the Common Stock on the NYSE was $27.25 per share. See "Price Range of Common Stock and Distributions."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

=========================================================================================================
                                                   PRICE            UNDERWRITING           PROCEEDS
                                                  TO THE            DISCOUNTS AND           TO THE
                                                  PUBLIC           COMMISSIONS(1)         COMPANY(2)
---------------------------------------------------------------------------------------------------------
Per Share.................................        $27.25                $1.47               $25.78
Total(3)..................................     $122,625,000          $6,615,000          $116,010,000
=========================================================================================================


(1)  See "Underwriting" for indemnification arrangements with the Underwriters.

(2)  Before deducting expenses payable by the Company estimated at $309,375.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 675,000 additional Shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $141,018,750, $7,607,250 and $133,411,500, respectively. See
     "Underwriting."

     The Shares offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Shares offered hereby will be made against payment therefor in New York, New York on or about February 14, 1997.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION
                A.G. EDWARDS & SONS, INC.
                                EQUITABLE SECURITIES CORPORATION
                                             LEHMAN BROTHERS
                                                        SMITH BARNEY INC.

photo of Spring Branch Professional Building
Houston, Texas

photo of Life Care Center of Aurora
Aurora, Colorado

photo of Huebner Medical Centers I & II
San Antonio, Texas

photo of Coral Gables Medical Plaza
Coral Gables, Florida

photo of Candler Regional Heart Center and Professional Office Building Savannah, Georgia

photo of Palms of Pasedena Medical Plaza
St. Petersburg, Florida

photo of Oregon Medical Building
El Paso, Texas

photo of Valley View Surgery Center
Las Vegas, Nevada

                            HEALTHCARE REALTY TRUST
                                   PROPERTIES

                      (Map of Continental United States
                Showing Approximate Location of 80 properties)

 The Company's current portfolio consists of 80 properties, comprised of seven facility types, in 38 markets nationwide, under contractual arrangements with 16 healthcare providers. The Company is currently managing 83 properties nationwide, of which 27 are owned by the Company.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     FOR UNITED KINGDOM PURCHASERS: THE SHARES MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT), FOR THE PURPOSES OF THEIR BUSINESSES OR OTHERWISE, IN CIRCUMSTANCES WHICH HAVE NOT RESULTED AND WILL NOT RESULT IN AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995, AND THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO WHICH IT RELATES MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11 (3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENT) (EXEMPTIONS) ORDER 1996, AS AMENDED, OR IS A PERSON TO WHOM SUCH DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus Supplement and the Prospectus to which it relates. Unless otherwise noted, the information contained in this Prospectus Supplement and the Prospectus assumes no exercise of the Underwriters' overallotment option. Unless the context otherwise requires, all references to the "Company" or "Healthcare Realty" include Healthcare Realty Trust Incorporated, its wholly-owned subsidiaries, and other entities in which Healthcare Realty Trust Incorporated or its subsidiaries own an interest.

                                  THE COMPANY

     Healthcare Realty is a self-managed and self-administered REIT that integrates owning, acquiring, managing and developing income-producing real estate properties related to healthcare services throughout the United States. Since commencing operations in June 1993, the Company has invested or committed to invest ("Investments"), directly and indirectly, over $460 million in 80 income-producing real estate properties related to the delivery of healthcare services, containing over 3.9 million square feet. The Company's portfolio is comprised of seven facility types, located in 38 markets nationwide, and operated pursuant to contractual arrangements with 16 healthcare providers. The Company is currently managing 83 healthcare-related properties nationwide totalling over 3.2 million square feet, including 27 which are owned by the Company. The Company intends to maintain a portfolio of properties that are focused predominantly on the outpatient services segment of the healthcare industry and are diversified by tenant, geographic location and facility type.

     Healthcare Realty believes that it has a competitive advantage in the healthcare real estate industry as a result of its use of innovative transaction structures, the strength of its management expertise and its extensive experience and client relationships with healthcare providers. Management believes the Company is the largest fully integrated real estate company focused on income-producing real estate properties related to the delivery of healthcare services. The Company believes that its experience and client relationships with a diverse group of healthcare providers and its access to the various capital markets make it one of a limited number of companies that can acquire, manage and develop income-producing real estate related to healthcare services on a national scale. Unlike other healthcare REITs, the Company seeks to generate internal growth by actively managing the properties within its portfolio and by controlling and minimizing operating expenses with respect to its properties, and providing management services for properties owned by healthcare provider clients.

RECENT DEVELOPMENTS

     The Company completed several acquisitions and developments in the fourth quarter of 1996 (the "Recent Developments"), including: (1) a $44 million acquisition of Lewis-Gale Building Corporation, which includes ten properties affiliated with PhyCor, Inc. in the Roanoke/Salem, Virginia area; (2) a $3.8 million acquisition of an ancillary hospital facility affiliated with First Physician Care, Inc., in West Palm Beach, Florida; (3) a $3.1 million acquisition of two ancillary hospital facilities affiliated with Methodist Healthcare System of San Antonio, Ltd., in San Antonio, Texas; (4) a $16.9 million development of two long-term care facilities affiliated with Life Care Centers of America in Wichita, Kansas and Fort Worth, Texas; (5) a $10.1 million development of an ancillary hospital facility affiliated with Columbia/HCA Healthcare Corporation in Overland Park, Kansas; and (6) an $11.3 million development of a comprehensive ambulatory care center affiliated with OrNda HealthCorp located in Coral Gables, Florida.

     The Company also has amended its unsecured bank credit facility (the "Credit Facility"), primarily to increase the availability from $75 to $100 million, extend the maturity date from August 1997 to December 1999, and decrease the interest rate and fees.

STRATEGY

     Healthcare Realty's strategy is to be a full service provider of integrated real estate solutions to quality healthcare providers. Consistent with this strategy, the Company seeks to provide a full spectrum of services needed to own, acquire, manage and develop healthcare properties, including leasing, development, management, market research, budgeting, accounting, collection, construction management, tenant coordination and financial services. The Company's development activities are primarily accomplished through pre-leased build-to-suit projects.

     Healthcare Realty was formed as an independent, unaffiliated healthcare REIT. The Company acquires income-producing real estate properties associated with a diverse group of quality healthcare provider clients in markets where the respective healthcare provider maintains a strong presence. Management believes that because the Company is not affiliated with any of its clients and does not expect to be affiliated with potential clients, the Company will have a strategic advantage in providing its services to a more diverse group of healthcare providers.

INVESTMENTS BY CLIENT

     Management believes that diversification among clients reduces the Company's potential exposure to unsuccessful healthcare service strategies and to a concentration of credit with any one healthcare provider. Approximately 68% of the Company's investments, at cost, are in properties associated with publicly-traded companies or private companies with an investment grade credit rating. The Company's largest healthcare provider client is Columbia/HCA. The following chart represents the Company's current Investments by healthcare provider client.

                  [PIE CHART SHOWING INVESTMENTS BY CLIENT]

INVESTMENTS BY PROPERTY TYPE

     Healthcare Realty focuses predominantly on outpatient healthcare facilities, which are designed to provide medical services outside of traditional inpatient hospital or nursing home settings. Management believes the outpatient services segment of healthcare provides the most cost-effective delivery setting and, because of increasing cost pressures, this segment of the healthcare related real estate market offers the greatest potential for future growth. The following chart represents the Company's current Investments by healthcare facility type.

               [PIE CHART SHOWING INVESTMENTS BY PROPERTY TYPE]

     Ancillary hospital facilities are located on or contiguous to hospital campuses and contain a variety of outpatient medical services (such as diagnostic, surgery and rehabilitation), physician offices and selected hospital support services. Long-term care facilities contain extended care services provided to elderly and chronically ill patients. Comprehensive ambulatory care centers contain medical services, such as surgical procedures, rehabilitation and diagnostic (provided on an outpatient basis) and physician offices. Physician clinics contain a broad range of medical services provided through organized physician groups representing various medical specialties. Medical office buildings are associated with a healthcare provider, but not located on or contiguous to a hospital campus, and contain office and examination space for physicians. Clinical laboratories contain medical laboratory services provided to healthcare providers. Ambulatory surgery centers contain various surgical procedures provided on an outpatient basis.

DISTRIBUTIONS

     Since commencing operations in June 1993, the Company has consistently increased its regular quarterly distributions each quarter. The Company paid a distribution for the third quarter of 1996 of $0.485 per share, or $1.94 per share on an annualized basis. No assurance can be given that the Company will increase its quarterly distributions in the future.

                   [CHART SHOWING QUARTERLY DISTRIBUTIONS]

INVESTMENT POLICIES

     The Company seeks to generate stable and increasing cash flow and dividends through a portfolio management program that seeks to maintain diversity and expand the Company's real estate portfolio. The Company's investment objectives are to (i) generate current income for shareholders, (ii) provide increased returns to investors through acquisition and development of additional properties, (iii) provide increased returns to investors through actively managing the properties within its portfolio, tenant lease increases, controlling and minimizing operating expenses with respect to its properties, and rent increase provisions in the Company's contractual arrangements (e.g., master leases and other agreements that are substantially the economic equivalent) with its clients ("Leases"), (iv) provide increased cash flow and establish additional relationships with clients through its third-party property management business, (v) provide the opportunity to realize capital growth resulting from appreciation, if any, in the value of facilities acquired, and
(vi) preserve and protect stockholders' capital. No assurance can be given that any of these objectives will be realized.

THE OFFERING

Shares to be offered.......  4,500,000 Shares

Common Stock to be
outstanding after the
  offering.................  18,388,891 shares(1)

Use of Proceeds............  To repay outstanding indebtedness, to fund the
                               Company's acquisition and development activities and for general corporate purposes.

NYSE symbol................  HR
---------------

(1) Excludes 2,081,894 shares of Common Stock reserved for issuance under the Company's 1993 Employee Stock Incentive Plan and 1995 Restricted Stock Plan for Non-Employee Directors, and 960,655 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan.

      SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth certain financial information with respect to the Company which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference or in the Unaudited Pro Forma Financial Statements included elsewhere in this Prospectus Supplement and should be read in conjunction with those financial statements and the accompanying footnotes.

                                           YEAR ENDED DECEMBER 31,                         NINE MONTHS ENDED SEPTEMBER 30,
                          ---------------------------------------------------------   ------------------------------------------
                                          HISTORICAL                   PRO FORMA(1)           HISTORICAL            PRO FORMA(1)
                          ------------------------------------------   ------------   ---------------------------   ------------
                            1993(2)          1994           1995           1995           1995           1996           1996
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
OPERATING DATA:
Total revenues..........  $  7,135,004   $ 24,226,423   $ 33,361,161   $52,655,083    $ 24,248,810   $ 27,627,468   $ 40,444,244
Interest expense........       314,167      1,116,436      5,083,172     6,658,195       3,387,295      4,946,790      4,989,100
Net income..............     3,950,034     15,715,588     18,257,616    29,917,183      13,550,840     14,624,351     23,206,732
Dividends paid..........     3,408,266     19,410,538     23,726,926    33,220,448      17,694,434     18,566,441     26,186,314
PER SHARE:
Net income..............  $       0.64   $       1.33   $       1.41   $      1.65    $       1.05   $       1.11   $       1.27
Dividends paid..........          0.55           1.75           1.83          1.83            1.37           1.43           1.43
Average shares
  outstanding...........     6,185,600     11,830,197     12,967,132    18,154,849      12,964,850     13,155,689     18,343,406
OTHER DATA:
Funds from
  operations(3).........  $  5,773,571   $ 20,918,679   $ 25,490,401   $40,665,274    $ 19,061,431   $ 20,602,529   $ 31,468,976
Funds from operations,
  per share(3)..........  $       0.93   $       1.77   $       1.97   $      2.24    $       1.47   $       1.57   $       1.72
BALANCE SHEET DATA AT
  PERIOD END:
Real estate properties,
  net...................  $133,392,751   $280,767,098   $318,480,336                  $311,562,457   $356,877,093   $443,259,453
Total assets............   134,069,694    283,189,771    336,777,677                   333,480,910    368,400,436    464,044,630
Senior notes............            --             --     90,000,000                    90,000,000     90,000,000     90,000,000
Credit Facility.........    21,000,000     37,300,000             --                            --     36,300,000             --
Other debt..............            --      3,075,000      2,970,000                     2,970,000      2,855,000             --
Total stockholders'
  equity................  $108,190,254   $236,340,287   $234,447,793                  $233,647,084   $231,127,463   $362,902,888

---------------

(1) Pro forma operating data is presented for the year ended December 31, 1995 and the nine months ended September 30, 1996, giving effect to the transactions referred to under "Recent Developments," the Prior Acquisitions and Developments (as hereinafter defined), and to this offering and the application of the proceeds therefrom, as if such transactions had occurred, and as if the respective Leases had been in effect, on January 1, 1995. Pro forma balance sheet data is presented as of September 30, 1996, giving effect to such transactions, as if such had occurred, and as if the Leases had been in effect, at that date. The pro forma information incorporates certain assumptions that are included in the notes to the Unaudited Pro Forma Financial Statements included elsewhere in this Prospectus Supplement. The pro forma information does not purport to represent what the actual financial position or results of operations of the Company would have been as of or for the periods indicated, nor does it purport to represent any future financial position or results of operations for any future period.
(2) The Company commenced operations on June 3, 1993.
(3) Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1995 White Paper, means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Historical funds from operations and funds from operations per share have been adjusted to conform to the NAREIT 1995 White Paper. Distributions in excess of net income generally constitute a return of capital. Management considers funds from operations to be an informative measure of the performance of an equity REIT and consistent with measures used by analysts to evaluate equity REITs. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income, as an indicator of the Company's operating performance, as an alternative to cash flow or as a measure of liquidity.

                                 CAPITALIZATION

     The following sets forth the capitalization of the Company as of September 30, 1996 and on a pro forma basis to reflect the transactions described under "Recent Developments," this offering and the application of proceeds therefrom. See "Use of Proceeds" and the "Unaudited Pro Forma Financial Statements."

                                                                  SEPTEMBER 30, 1996
                                                              ---------------------------
                                                                 ACTUAL      PRO FORMA(2)
                                                              ------------   ------------
Cash and cash equivalents...................................  $  1,440,371   $ 11,020,811
                                                              ============   ============
Indebtedness:
  Senior notes..............................................  $ 90,000,000   $ 90,000,000
  Credit Facility...........................................    36,300,000             --
  Other.....................................................     2,855,000             --
                                                              ------------   ------------
          Total indebtedness................................  $129,155,000   $ 90,000,000
Stockholders' equity:
  Preferred Stock, $.01 par value; 50,000,000 shares
     authorized; none outstanding...........................            --             --
  Common Stock, $.01 par value; 150,000,000 shares
     authorized; 13,201,174 issued and outstanding;
     18,388,891 issued and outstanding, pro forma(1)........  $    132,012   $    183,889
  Additional paid-in capital................................   248,451,336    380,174,884
  Deferred compensation.....................................    (4,663,927)    (4,663,927)
  Cumulative net income.....................................    52,547,589     52,547,589
  Cumulative dividends......................................   (65,339,547)   (65,339,547)
                                                              ------------   ------------
          Total stockholders' equity........................  $231,127,463   $362,902,888
                                                              ------------   ------------
Total capitalization........................................  $360,282,463   $452,902,888
                                                              ============   ============

---------------

(1) Excludes 2,081,894 shares of Common Stock reserved for issuance under the Company's 1993 Employee Stock Incentive Plan and 1995 Restricted Stock Plan for Non-Employee Directors, and 960,655 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan.
(2) In connection with the transactions described under "Recent Developments," the Company issued 687,717 shares of Common Stock, increasing Common Stock by $6,877 and Additional paid-in capital by $16,067,923, and, for pro forma purposes, indebtedness increased by $66,832,551 (of which approximately $40 million has been borrowed at February 11, 1997 and approximately $27 million remains to be funded).

                                USE OF PROCEEDS

     The net proceeds from the sale of the Shares offered hereby, after deducting underwriting discounts and commissions and estimated expenses of this offering, are estimated to be approximately $115.7 million ($133.1 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $79 million of the net proceeds to repay the outstanding balance under the Credit Facility and other debt, approximately $27 million to fund previous development and acquisition commitments and approximately $9.7 million to fund future development and acquisition activities and for general corporate purposes. The Company may borrow up to $100 million under the Credit Facility, which is unsecured and matures in December 1999. As of February 11, 1997, the Credit Facility had an outstanding principal balance of approximately $72 million. Borrowings under the Credit Facility, as amended, bear interest, at the Company's option, at: (1) one of the lenders' prime rates, or (2) the LIBOR rate for one, two, three, or six month dollar deposits plus 1.125%.

     If the Underwriters' over-allotment option is exercised in whole or in part, any balance of the net proceeds will be used for one or more of the following: (i) to fund current development or acquisition projects, (ii) to develop and acquire new properties or (iii) for general corporate purposes. Any net proceeds not used to repay the Credit Facility will be invested initially in short-term investment grade instruments, interest-bearing bank accounts or certificates of deposit pending application as set forth above.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock is listed on the NYSE under the symbol "HR." The following table sets forth the range of high and low sale prices on the NYSE from the first quarter of 1995 through February 11, 1997 and the distributions paid per share by the Company with respect to the periods indicated:

                                                       HIGH       LOW     DISTRIBUTIONS PAID
                                                      -------   -------   ------------------
1995
  First Quarter.....................................  $21.000   $18.750         $.455
  Second Quarter....................................   20.750    18.375          .460
  Third Quarter.....................................   20.750    19.000          .465
  Fourth Quarter....................................   23.000    20.000          .470
1996
  First Quarter.....................................   23.125    20.875          .475
  Second Quarter....................................   23.750    21.500          .480
  Third Quarter.....................................   24.125    21.500          .485
  Fourth Quarter....................................   26.875    23.000            --
1997
  First Quarter (through February 11, 1997).........   29.166    25.750            --

     On February 11, 1997, the closing price for the Company's Common Stock on the NYSE was $27.25 per share. As of December 31, 1996, there were approximately 1,117 holders of record of the Company's Common Stock. The Company has increased its distributions $.005 per share in each full fiscal quarter since it commenced operations in June 1993. The Company's current indicated annualized distribution is $1.96 per share. The Company has declared a distribution of $.490 per share, payable on February 17, 1997 to holders of record on January 28, 1997. Purchasers of the Shares offered hereby will not be entitled to such distribution.

     The Company has implemented a Dividend Reinvestment Plan (the "Plan"), which permits stockholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions at a modest discount and making optional cash purchases without payment of any broker commissions or service charges. Stockholders who do not participate in the Plan continue to receive cash distributions, as paid.

     The Company intends to continue to pay regular quarterly distributions to stockholders. Purchasers of Shares in this offering will not receive such distribution. No assurance can be given that the Company will increase its quarterly dividend in the future. Future distributions will be declared and paid at the discretion of the board of directors and will depend upon cash generated by operating activities, the Company's financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and such other factors as the board of directors deems relevant.

     The Company anticipates that funds available for distribution will be greater than earnings and profits, as a result of non-cash expenses, comprised primarily of depreciation and amortization, to be incurred by the Company. Distributions by the Company to the extent of its current or accumulated earnings and profits for federal income tax purposes will be taxable to stockholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital to the extent thereof. Such distributions have the effect of deferring taxation until the sale of a stockholder's Common Stock. Approximately 22.3% of the Company's distributions paid from 1995 income were a return of capital for federal income tax purposes. Management of the Company estimates that approximately 10% to 20% of the Company's distributions paid from 1996 income will be a return of capital for federal income tax purposes. In order to maintain its qualification as a REIT, the Company must make annual distributions to stockholders of at least 95% of its taxable income. Under certain circumstances, the Company could be required to make distributions in excess of funds from operations in order to meet such requirements.

                                  THE COMPANY

     Healthcare Realty is a self-managed and self-administered REIT that integrates owning, acquiring, managing and developing income-producing real estate properties related to healthcare services throughout the United States. Since commencing operations in June 1993, the Company has invested or committed to invest, directly and indirectly, over $460 million in 80 income-producing real estate properties related to the delivery of healthcare services, containing over 3.9 million square feet. The Company's portfolio is comprised of seven facility types, located in 38 markets nationwide, and operated pursuant to contractual arrangements with 16 healthcare providers. The Company is currently managing 83 healthcare-related properties nationwide totalling over 3.2 million square feet, including 27 which are owned by the Company. The Company intends to maintain a portfolio of properties that are focused predominantly on the outpatient services segment of the healthcare industry and are diversified by tenant, geographic location and facility type.

     Healthcare Realty believes that it has a competitive advantage in the healthcare real estate industry as a result of its use of innovative transaction structures, the strength of its management expertise and its extensive experience and client relationships with healthcare providers. Management believes the Company is the largest fully integrated real estate company focused on income-producing real estate properties related to the delivery of healthcare services. The Company believes that its experience and client relationships with a diverse group of healthcare providers and its access to the various capital markets make it one of a limited number of companies that can acquire, manage and develop income-producing real estate related to healthcare services on a national scale. Unlike other healthcare REITs, the Company seeks to generate internal growth by actively managing the properties within its portfolio and by controlling and minimizing operating expenses with respect to its properties, and providing management services for properties owned by healthcare provider clients.

     Healthcare Realty's strategy is to be a full service provider of integrated real estate solutions to quality healthcare providers. Consistent with this strategy, the Company seeks to provide a spectrum of services needed to own, acquire, manage and develop healthcare properties, including leasing, development, management, market research, budgeting, accounting, collection, construction management, tenant coordination and financial services. The Company's development activities are primarily accomplished through pre-leased build-to-suit projects.

     Healthcare Realty was formed as an independent, unaffiliated healthcare REIT. The Company acquires income-producing real estate properties associated with a diverse group of quality healthcare provider clients in markets where the respective healthcare provider maintains a strong presence. Management believes that because the Company is not affiliated with any of its clients and does not expect to be affiliated with potential clients, the Company will have a strategic advantage in providing its services to a more diverse group of healthcare providers.

     Management believes that diversification among clients reduces the Company's potential exposure to unsuccessful healthcare service strategies and to a concentration of credit with any one healthcare provider. Approximately 68% of the Company's investments, at cost, are in properties associated with publicly-traded companies or private companies with an investment grade credit rating. The Company's largest healthcare provider client is Columbia/HCA, accounting for approximately 26% of the Company's current Investments.

     Healthcare Realty focuses predominantly on outpatient healthcare facilities, which are designed to provide medical services outside of traditional inpatient hospital or nursing home settings. Management believes the outpatient services segment of healthcare provides the most cost-effective delivery setting and, because of increasing cost pressures, this segment of the healthcare related real estate market offers the greatest potential for future growth.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 1996 AND THE YEAR ENDED DECEMBER 31, 1996

     On February 7, 1997, the Company announced financial results for the year ended December 31, 1996. Total revenues for the fourth quarter of 1996 were $10.9 million, a 20% increase over the prior year's $9.1 million. Net income for the fourth quarter of 1996 was $5.1 million, or $0.38 per share, compared with $4.7 million, or $0.36 per share, for the fourth quarter of 1995. Funds from operations for the fourth quarter of 1996 was $7.4 million, or $0.55 per share, a 10% per share increase over the $6.4 million, or $0.50 per share recorded for the fourth quarter of 1995.

     Total revenues for the year ended December 31, 1996 were $38.6 million, a 16% increase over the prior year's $33.4 million. Net income for the year ended December 31, 1996 was $19.7 million, or $1.49 per share, compared with $18.3 million, or $1.41 per share, for the year ended December 31, 1995. Funds from operations for the year ended December 31, 1996 was $28.0 million, or $2.12 per share, an 8% per share increase over the $25.5 million, or $1.97 per share recorded for the year ended December 31, 1995.

AMENDED CREDIT FACILITY

     Effective December 26, 1996, the Company amended its Credit Facility with four member banks to increase the Credit Facility from $75 to $100 million and to extend the maturity date from August 1997 to December 1999, with two one-year extensions. Other modifications include a reduction in the interest rate to
112.5 basis points over LIBOR with the opportunity for lower interest rates if the Company's credit rating is upgraded.

PROPERTY ACQUISITION ACTIVITY

     During the fourth quarter of 1996 the Company invested approximately $50.8 million in acquisitions, comprised of the following:

          Acquisition of Lewis-Gale Building Corporation in Roanoke,
     Virginia. On November 15, 1996, the Company acquired Lewis-Gale Building Corporation, which included two ancillary hospital facilities located adjacent to the Lewis-Gale Medical Center, operated by Columbia/HCA, two medical office buildings and six physician clinics in the Roanoke/Salem, Virginia area. The buildings are either leased to Lewis-Gale Clinic, L.L.C., a Virginia limited liability corporation (the "Clinic"), or are under leases guaranteed by the Clinic, and are managed by the Company. PhyCor, Inc., a physician practice management company, owns the related physician practice assets and has guaranteed the direct lease obligations of the Clinic to the Company. The Company's Investment in these properties, which consists of the issuance of Common Stock and the assumption of liabilities, is approximately $44 million.

          Purchase of Ancillary Hospital Facility in West Palm Beach,
     Florida. On October 18, 1996, the Company acquired an ancillary hospital facility located adjacent to Columbia Hospital, operated by Columbia/HCA, in West Palm Beach, Florida. The clinic is leased to an affiliate of and is guaranteed by First Physician Care, Inc., a physician practice management company. The Company's Investment in this ancillary hospital facility, which was funded from proceeds borrowed under the Credit Facility, is approximately $3.8 million.

          Purchase of Two Ancillary Hospital Facilities in San Antonio,
     Texas. On November 18, 1996, the Company acquired two ancillary hospital facilities contiguous to Northeast Methodist Hospital in San Antonio, Texas. The buildings are either leased to or are under leases guaranteed by Methodist Healthcare System of San Antonio, Ltd., a joint venture of Methodist Health Care Ministries of South Texas, Inc. and Columbia/HCA, and are managed by the Company. The Company's Investment in these ancillary hospital facilities, which was funded from proceeds borrowed under the Credit Facility, is approximately $3.1 million.

     In addition, the Company has entered into an agreement to purchase an ancillary hospital facility in Fountain Valley, California. The facility, currently under construction and financed by a commercial bank, will be purchased upon completion. The Company currently owns five other properties located on the campus of Fountain Valley Regional Medical Center, which is operated by OrNda. The Company's Investment in this ancillary hospital facility, which will be funded from proceeds of this offering, will be approximately $15 million.

COMPLETED PROPERTY DEVELOPMENT ACTIVITY

     During the fourth quarter of 1996 the Company completed the development of the following four properties:

          Ancillary Hospital Facility in Overland Park, Kansas. On October 18, 1996, the Company received the Temporary Certificate of Occupancy for Overland Park Medical Plaza, an ancillary hospital facility located on the campus of Overland Park Regional Medical Center, which is operated by Columbia/ HCA. The Company's Investment in Overland Park Medical Plaza, funded from proceeds under the Credit Facility, is approximately $10.1 million.

          Completion of Long-Term Care Facility in Wichita, Kansas. On December 6, 1996, the Company received the Certificate of Occupancy for Life Care Center of Wichita, a long-term care facility operated by Life Care Centers of America. The Company's Investment in Life Care Center of Wichita, funded from proceeds under the Credit Facility, is approximately $7.5 million.

          Completion of Long-Term Care Facility in Fort Worth, Texas. On November 26, 1996, the Company received the Certificate of Occupancy for Garden Terrace of Fort Worth, a long-term care facility operated by Life Care Centers of America. The Company's Investment in Garden Terrace of Fort Worth, funded from proceeds under the Credit Facility, is approximately $9.5 million.

          Completion of Comprehensive Ambulatory Care Center in Coral Gables, Florida. On December 16, 1996, the Company received the Certificate of Occupancy for Five Points Medical Plaza, a comprehensive ambulatory care center operated by OrNda. The Company's Investment in Five Points Medical Plaza, funded from proceeds under the Credit Facility, is approximately $11.3 million.

     Under the Leases, the Company generally begins receiving rent upon receipt of the Certificate of Occupancy for a property. However, due to timing of receipt of invoices, finalization of construction draws and other contractual arrangements, the Company will have remaining obligations to fund development projects after it receives a Certificate of Occupancy. At December 31, 1996 the Company had approximately $7.7 million of remaining obligations to fund related to completed developments. Such amounts have been included in the Investments of each respective property.

CONTINUING PROPERTY DEVELOPMENT ACTIVITY

     At December 31, 1996 the Company had continuing commitments for the following properties under development:

          Development of Long-Term Care Facility in Houston, Texas. As of December 31, 1996, the Company continued to fund the development of Garden Terrace of Houston, a long-term care facility to be operated by Life Care Centers of America. The Company's Investment in Garden Terrace of Houston, at completion, will be approximately $9.8 million, of which approximately $8.5 million had been funded as of December 31, 1996.

          Development of Long-Term Care Facility in Westminster, Colorado. As of December 31, 1996, the Company continued to fund the development of Life Care Center of Westminster, a long-term care facility to be operated by Life Care Centers of America. The Company's Investment in Life Care Center of Westminster, at completion, will be approximately $7.6 million, of which approximately $4.5 million had been funded as of December 31, 1996.

                              PENDING DEVELOPMENTS

     Management of Ancillary Hospital Facilities in Fredericksburg,
Virginia. During the fourth quarter of 1996, Healthcare Realty signed a property management agreement, effective February 1, 1997, with an affiliate of Mary Washington Hospital. The agreement provides for management of 15 buildings, owned by the affiliate, consisting of 688,000 square feet of ancillary and medical office space located in counties surrounding Fredericksburg, Virginia.

     Expansion of Comprehensive Ambulatory Care Center in Venice, Florida. As of December 31, 1996, the Company had plans for an approximately $4.4 million expansion of the St. Andrews Surgery Center and Center for Sight, a $6.6 million comprehensive ambulatory care center which the Company acquired during the third quarter of 1996. The expansion will be located on an adjacent 2.5 acre parcel of land acquired by the Company simultaneously with the St. Andrews Surgery Center and Center for Sight.

                                   PROPERTIES

     The following table sets forth, as of December 31, 1996, the Company's properties by location, type of facility, client/major tenant(s), square footage, and total Investment:

                                                        FACILITY                                         SQUARE
       PROPERTY NAME               CITY         STATE     TYPE           CLIENT/MAJOR TENANT(S)           FEET       INVESTMENT
       -------------          ---------------   -----   --------   ----------------------------------   ---------   ------------
Midtown Medical Center        Birmingham        AL        CL       Laboratory Corp. of America            129,294   $  8,789,812
Orange Grove Medical Clinic   Tucson            AZ       AHF       Columbia, affiliated physicians         44,230      5,273,993
Bakersfield Surgery Center    Bakersfield       CA       ASC       National Surgery Centers                 4,913      1,046,229
Fountain Valley -- AHF 1*     Fountain Valley   CA       AHF       OrNda, affiliated physicians            51,153      5,516,390
Fountain Valley -- AHF 2*     Fountain Valley   CA       AHF       OrNda, affiliated physicians            47,380      5,107,769
Fountain Valley -- AHF 3*     Fountain Valley   CA       AHF       OrNda, affiliated physicians            73,770      8,785,363
Fountain Valley -- AHF 4*     Fountain Valley   CA       AHF       OrNda, affiliated physicians            72,832      8,989,674
Fountain Valley -- Living
  Care Center                 Fountain Valley   CA       LTCF      OrNda                                   63,000     12,687,698
Fountain Valley -- AHF 5**    Fountain Valley   CA       AHF       OrNda, affiliated physicians           120,000     15,000,000
Clinica Latina                Los Angeles       CA        PC       OrNda, affiliated physicians             7,300        724,470
Eaton Canyon*                 Pasadena          CA       AHF       OrNda, affiliated physicians            33,345      4,444,070
Valley Presbyterian
  Hospital -- 15211           Van Nuys          CA       AHF       Valley Pres., affiliated                47,042      7,538,204
                                                                   physicians
Valley Presbyterian
  Hospital -- 6840            Van Nuys          CA       AHF       Valley Pres., affiliated                24,189      5,327,777
                                                                   physicians
Life Care Center of Aurora    Aurora            CO       LTCF      Life Care Centers of America            61,200      6,230,516
Life Care Center of
  Westminster                 Westminster       CO       LTCF      Life Care Centers of America            57,035      7,566,320
Coral Gables Medical Plaza*   Coral Gables      FL       AHF       OrNda, affiliated physicians            57,790     11,208,279
Southwest Florida
  Orthopaedic Center          Fort Myers        FL        PC       Columbia, affiliated physicians         37,674      3,604,186
Southwest Medical Centre
  Plaza                       Fort Myers        FL       AHF       Columbia, affiliated physicians         64,780      8,042,863
Gulf Coast Medical Centre     Fort Myers        FL       AHF       Columbia, affiliated physicians         35,752      4,791,941
Southwest Medical Center
  Plaza II                    Fort Myers        FL       AHF       Columbia, affiliated physicians         14,322      1,620,558
East Pointe Medical Plaza     Lehigh Acres      FL       AHF       Columbia, affiliated physicians         34,500      4,981,848
Deering Medical Plaza         Miami             FL       AHF       Columbia, affiliated physicians         41,046      5,072,041
Five Points Medical
  Building*                   Miami             FL       CACC      OrNda, affiliated physicians            59,516     11,308,884
Life Care Center of Orange
  Park                        Orange Park       FL       LTCF      Life Care Centers of America            57,904      9,592,697
Palms of Pasadena Medical
  Plaza*                      St. Petersburg    FL       AHF       Tenet, affiliated physicians            49,300      5,483,950
Medical and Surgical
  Institute of Ft.
  Lauderdale                  Sunrise           FL        PC       OrNda, affiliated physicians            28,861      5,204,476
St. Andrews*                  Venice            FL       CACC      Columbia, Center For Sight              29,000      6,598,540
Doctor's Clinic               Vero Beach        FL        PC       PhyCor                                  87,404     10,305,181
Palm Beach Medical Group
  Building                    West Palm Beach   FL       AHF       First Physicians Care                   26,000      3,766,272
North Fulton Medical Arts
  Plaza                       Atlanta           GA       AHF       Tenet, affiliated physicians            51,586      5,784,500
Northwest Medical Center      Atlanta           GA       AHF       Vest Americare, Inc., Columbia         143,660     10,236,246
                                                                   affiliated physicians
Candler Professional Office
  Building*                   Savannah          GA       AHF       Candler, affiliated physicians          90,000      7,177,853
Candler Parking Garage        Savannah          GA       AHF       Candler                                175,150      4,169,090
Candler Regional Heart
  Center*                     Savannah          GA       AHF       Candler, affiliated physicians          80,825      9,430,299
Woodstock Clinic              Woodstock         GA        PC       Tenet, affiliated physicians            47,858      2,673,879
New Harmonie Healthcare
  Center                      New Harmony       IN       LTCF      Centennial                              29,500      3,640,140
Overland Park Regional
  Medical Center*             Overland Park     KS       AHF       Columbia, affiliated physicians         71,086     10,106,167
Life Care Center of Wichita   Wichita           KS       LTCF      Life Care Centers of America            57,035      7,474,565
Fenton Extended Care Center   Fenton            MI       LTCF      Centennial                              29,103      3,540,495
Meadows Nursing Center        Meadows           MI       LTCF      Centennial                              43,194      3,284,186
Ovid Convalescent Manor       Ovid              MI       LTCF      Centennial                              16,500      3,116,710
Westgate Manor Nursing Home   St. Louis         MI       LTCF      Centennial                              21,567      1,697,049
Wayne Convalescent Center     Wayne             MI       LTCF      Centennial                              11,308      1,049,353
Puckett Laboratory            Hattiesburg       MS        CL       Pathology Laboratories                  36,951      4,285,486
Valley View Surgery Center    Las Vegas         NV       ASC       National Surgery Centers                16,878      3,800,571

                                                        FACILITY                                         SQUARE
       PROPERTY NAME               CITY         STATE     TYPE           CLIENT/MAJOR TENANT(S)           FEET       INVESTMENT
       -------------          ---------------   -----   --------   ----------------------------------   ---------   ------------
Hendersonville Medical
  Office Building             Hendersonville    TN       AHF       Columbia, affiliated physicians         25,456   $  3,138,890
Physicians Daysurgery Center  Dallas            TX       ASC       Columbia                                10,855      2,039,563
Oregon Medical Building       El Paso           TX       AHF       Columbia, affiliated physicians         83,718     18,485,078
Garden Terrace of Fort Worth  Fort Worth        TX       LTCF      Life Care Centers of America            64,265      9,452,336
Valley Diagnostic Medical
  and Surgical Clinic         Harlingen         TX        PC       PhyCor                                  41,515      4,458,323
Spring Branch Professional
  Building                    Houston           TX       AHF       Columbia, affiliated physicians        109,898     14,301,747
Rosewood Professional
  Building                    Houston           TX       AHF       Columbia, affiliated physicians         70,494      5,252,820
Durham Medical Center*        Houston           TX        PC       Humana, Columbia                        59,114      8,511,528
Garden Terrace of Houston     Houston           TX       LTCF      Life Care Centers of America            64,265      9,847,297
Twelve Oaks Medical Plaza     Houston           TX       AHF       Tenet, affiliated physicians            38,500      3,772,050
Trinity Valley Birthing
  Center                      Palestine         TX       AHF       OrNda, affiliated physicians            15,398      3,671,600
Bayshore Doctors Center       Pasadena          TX       AHF       Columbia, affiliated physicians         16,955      1,905,817
Lake Pointe Medical Plaza     Rowlett           TX       AHF       OrNda, affiliated physicians            12,788      1,737,129
Rowlett Medical Plaza         Rowlett           TX       MOB       OrNda, affiliated physicians            18,978      1,976,372
Huebner Medical Center*       San Antonio       TX       CACC      Healthsouth, Columbia, MedPartners      90,840     11,928,764
Huebner Medical Center II*    San Antonio       TX       CACC      Healthsouth, Columbia, MedPartners      63,459      9,144,537
Judson Professional
  Building*                   San Antonio       TX       AHF       Columbia, affiliated physicians         10,088        712,354
Toepperwein Medical Center*   San Antonio       TX       AHF       Columbia, affiliated physicians         44,872      2,363,062
Southwest General Birthing
  Center                      San Antonio       TX       AHF       OrNda, affiliated physicians            16,264      3,236,289
New River Valley Medical
  Arts Building               Christiansburg    VA       MOB       Columbia, affiliated physicians          5,323        926,022
Valley Medical Center         Dublin            VA       MOB       Columbia, affiliated physicians          7,093      1,015,116
Lewis-Gale Family Practice
  Center*                     New Castle        VA        PC       PhyCor                                  11,265      1,150,333
Chippenham Medical Offices    Richmond          VA       AHF       Columbia, affiliated physicians         44,732      3,771,668
Chippenham Medical Offices    Richmond          VA       AHF       Healthcare service providers            53,189      4,593,463
Johnston-Willis Medical
  Offices                     Richmond          VA       AHF       Healthcare service providers            78,843      8,773,577
Johnston-Willis Medical
  Offices                     Richmond          VA       AHF       Healthcare service providers            36,000      5,855,715
Lewis-Gale Craig County
  Clinic*                     Roanoke           VA        PC       PhyCor                                   4,396        182,008
Lewis-Gale Fincastle Clinic*  Roanoke           VA        PC       PhyCor                                   4,199        337,431
Lewis-Gale Valley View*       Roanoke           VA       MOB       PhyCor, Columbia                        48,433      5,112,593
Lewis-Gale Business & Child
  Care Centers*               Salem             VA       MOB       PhyCor, Allstate, U.S. Postal          116,387      6,723,060
                                                                   Service
Lewis-Gale Bent Mountain
  Road Clinic*                Salem             VA        PC       PhyCor                                   3,264        349,701
Lewis-Gale Bonsack Clinic*    Salem             VA        PC       PhyCor                                   6,283        673,840
Lewis-Gale Clinic*            Salem             VA       AHF       PhyCor, Columbia                       237,244     27,139,690
Lewis-Gale Medical
  Foundation Building*        Salem             VA       AHF       PhyCor                                  16,400      1,431,526
Lewis-Gale Spartan Drive
  Clinic*                     Salem             VA        PC       PhyCor                                   8,243        899,816
                                                                                                        ---------   ------------
        All Properties                                                                                  3,921,749   $460,947,705
                                                                                                        =========   ============

---------------

 * Properties owned and managed by Healthcare Realty.
** Pending acquisition.

KEY:
AHF -- Ancillary Hospital Facility
LTCF -- Long-Term Care Facility
CACC -- Comprehensive Ambulatory Care Center
PC -- Physician Clinic
MOB -- Medical Office Building
CL -- Clinical Lab
ASC -- Ambulatory Surgery Center

     Ancillary hospital facilities are located on or contiguous to hospital campuses and contain a variety of outpatient medical services (such as diagnostic, surgery and rehabilitation), physician offices and selected hospital support services. Long-term care facilities contain extended care services provided to elderly and chronically ill patients. Comprehensive ambulatory care centers contain medical services, such as surgical procedures, rehabilitation and diagnostic (provided on an outpatient basis) and physician offices. Physician clinics contain a broad range of medical services provided through organized physician groups representing various medical specialties. Medical office buildings are associated with a healthcare provider, but not located on or contiguous to a hospital campus, and contain office and examination space for physicians. Clinical laboratories contain medical laboratory services provided to healthcare providers. Ambulatory surgery centers contain various surgical procedures provided on an outpatient basis.

     Healthcare Realty currently provides property management services to nine different healthcare clients in 14 markets nationwide. Healthcare Realty currently provides property management for 31 OrNda facilities (seven of which are owned by the Company), comprising approximately 920,000 square feet. These facilities are predominantly located in Southern California and South Florida. Healthcare Realty also provides property management for 15 Columbia/HCA facilities (four of which are owned by the Company), comprising approximately 450,000 square feet. These facilities are located predominantly in Houston, Texas.

HEALTHCARE PROVIDER CLIENTS

     The following table sets forth, by each healthcare provider client, as of December 31, 1996, the Company's number of properties, Investment, percentage of Investment and square footage.

                                                                               PERCENTAGE      SQUARE
                                                  PROPERTIES    INVESTMENT    OF INVESTMENT    FOOTAGE
                                                  ----------   ------------   -------------   ---------
PUBLIC OR INVESTMENT GRADE CREDIT PROVIDERS:
Columbia/HCA Healthcare Corp. ..................      21       $120,151,613        26.1%        914,946
OrNda HealthCorp................................      15         99,598,463        21.6         678,375
PhyCor, Inc. ...................................      12         58,763,502        12.7         585,033
Candler Health System...........................       3         20,777,242         4.5         345,975
Tenet Healthcare Corporation....................       2          8,157,829         1.8          97,158
National Surgery Centers, Inc. .................       2          4,846,800         1.1          21,791
                                                      --       ------------       -----       ---------
                                                      55       $312,295,449        67.7%      2,643,278
                                                      ==       ============       =====       =========
OTHER PROVIDERS:
Life Care Centers of America....................       6       $ 50,163,731        10.9%        361,704
Huebner Medical Center..........................       2         21,073,301         4.6         154,299
Vest AmeriCare L.C. ............................       3         19,792,796         4.3         233,746
Centennial Healthcare Corporation...............       6         16,327,933         3.5         151,172
Six other providers.............................       8         41,294,495         9.0         377,550
                                                      --       ------------       -----       ---------
                                                      25       $148,652,256        32.3%      1,278,471
                                                      ==       ============       =====       =========
          Totals................................      80       $460,947,705       100.0%      3,921,749
                                                      ==       ============       =====       =========

LEASE EXPIRATION SCHEDULE

     The following table sets forth the number of the Company's Leases that expire in the indicated years and the annualized net revenue, the percentage of total annualized net revenue, the square footage and the percentage of total square footage associated with such leases:

                                                 PERCENTAGE OF
                       NUMBER OF   ANNUALIZED      ANNUALIZED      SQUARE     PERCENTAGE OF
        YEAR            LEASES     NET REVENUE    NET REVENUE      FOOTAGE    SQUARE FOOTAGE
        ----           ---------   -----------   --------------   ---------   --------------
1997.................     --                --          --               --          --
1998.................     --                --          --               --          --
1999.................     --                --          --               --          --
2000.................     --                --          --               --          --
2001.................     --                --          --               --          --
2002.................     --                --          --               --          --
2003.................      3       $ 2,788,402         5.8%         181,129         4.6%
2004.................      7         1,622,760         3.4          164,756         4.2
2005.................      6         1,569,032         3.3          268,391         6.8
2006.................      1           536,529         1.1           36,951         0.9
2007.................      3           962,504         2.0           75,507         1.9
2008.................     12         8,237,489        17.1          645,027        16.4
2009.................     19        14,325,866        29.7        1,162,134        29.6
2010.................      6         1,907,236         4.0          119,502         3.0
2011.................     15         9,105,172        18.9          759,329        19.4
2012.................      2         5,242,024        10.9          357,851         9.1
2013.................      6         1,966,505         4.1          151,172         3.9
                          --       -----------       -----        ---------       -----
          Totals.....     80       $48,263,519       100.0%       3,921,749       100.0%
                          ==       ===========       =====        =========       =====

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are:

                                                                                 CURRENT TERM AS
                NAME                  AGE                POSITION               DIRECTOR EXPIRES:
                ----                  ---                --------               -----------------
David R. Emery(1)...................  52    Chairman of the Board, Chief              1999
                                              Executive Officer and President
Timothy G. Wallace..................  38    Executive Vice President and Chief
                                              Financial Officer
Roger O. West.......................  52    Executive Vice President and
                                              General Counsel
INDEPENDENT DIRECTORS:
Errol L. Biggs, Ph.D.(2)............  52    Director                                  1997
Thompson S. Dent(1)(3)..............  45    Director                                  1999
Charles Raymond Fernandez, M.D.(2)..  52    Director                                  1997
Batey M. Gresham, Jr.(3)............  61    Director                                  1999
Marliese E. Mooney(2)...............  66    Director                                  1998
Edwin B. Morris III(3)..............  56    Director                                  1998
John Knox Singleton(1)..............  47    Director                                  1998

---------------

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

     Mr. Emery has held his current positions with the Company since inception. Prior to inception of the Company, he was Managing Partner of The Emery Partnership, a real estate development partnership that developed office properties, served as real estate managers and brokers for financial institutions and consulted on the development and financing of healthcare-related properties. Mr. Emery has been active in the real estate industry for 27 years.

     Mr. Wallace has held executive positions with the Company since January 1993. Prior to joining the Company he was a Senior Manager in the Nashville, Tennessee office of Ernst & Young from June 1989 to January 1993. While at Ernst & Young, Mr. Wallace's primary responsibilities involved healthcare and real estate.

     Mr. West has held executive positions with the Company since May 1994. Prior to joining the Company he was a partner in the Dallas law firm of Geary, Porter & West. Mr. West has extensive experience in the areas of real estate, securities, equity and debt participations and partnership matters.

     Dr. Biggs is Director of Programs in Health Administration and a Senior Lecturer at the University of Colorado. Dr. Biggs has also been President, since 1988, of Biggs & Associates, a consulting company for hospitals and medical group practices regarding expansion of primary care physician base, board education and implementation of Total Quality Management programs.

     Mr. Dent has been Executive Vice President and director of PhyCor, Inc., a Nashville, Tennessee based company engaged in the ownership and management of multi-specialty medical group practices since 1988.

     Dr. Fernandez has been Medical Director of the Nalle Clinic, a 114 physician multi-specialty facility in Charlotte, North Carolina since 1981. Dr. Fernandez is also an author and national speaker on healthcare practice topics.

     Mr. Gresham was a founding partner of the architectural and engineering firm of Gresham, Smith & Partners in Nashville, Tennessee in 1967. The architectural firm's primary emphasis is on healthcare facility design. The firm has a staff of more than 300 with offices Nashville, Birmingham, Jacksonville, Athens, Atlanta, Richmond, Columbus, Louisville, and Jackson, Mississippi.

     Ms. Mooney has been an independent hospital operations consultant since 1992. From 1988 to 1992, Ms. Mooney was Vice President of Hospital Operations and a Director for EPIC Healthcare Group, Inc., a hospital operating company that was acquired by HealthTrust, Inc., which was acquired by Columbia/HCA.

     Mr. Morris has been a Managing Director of the real estate financial consulting firm of Morris & Morse Company, Inc., in Boston, Massachusetts since 1990, prior to which Mr. Morris spent 26 years in various executive positions including real estate lending, mortgage banking, and real estate investments with the Bank of Boston.

     Mr. Singleton has been President of Inova Health Systems, a comprehensive healthcare system located in Fairfax, Virginia, since 1983. Mr. Singleton's experience includes responsibility for the operations of major acute-care hospitals.

                       FEDERAL INCOME TAX CONSIDERATIONS

TAXATION OF U.S. STOCKHOLDERS

     For information concerning taxation of U.S. stockholders, prospective purchasers of Shares are referred to Item 5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, incorporated herein by reference, under the heading "Federal Income Tax and ERISA Considerations."

TAXATION OF FOREIGN HOLDERS

     The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. This discussion addresses only certain and not all aspects of U.S. federal income taxation. With respect to references in this discussion to the taxation of U.S. stockholders, prospective purchasers of the Shares should refer to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 referred to above.

     Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

  Distributions From the Company

     1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits that is not attributable to capital gains of the Company and that is not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock of the Company. In cases where the dividend income from a Non-U.S. Holder's investment in stock of the Company is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under the treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     2. Non-Dividend Distributions. Distributions by the Company which are not dividends out of the earnings and profits of the Company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the Internal Revenue Service (the "Service") if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the properties owned, directly or beneficially, by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals and corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

  Disposition of Stock of the Company

     Unless the Company's stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. The Company believes that it is, and it expects to continue to be, a domestically controlled REIT, and therefore expects that the sale of the Company's stock will not be subject to taxation under FIRPTA. Because the Company's stock is publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

     If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the Service.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in the stock of the Company is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

  Information Reporting and Backup Withholding

     The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

     U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on stock of the Company to a Non-U.S. Holder at an address outside the United States.

     The payment of the proceeds from the disposition of stock of the Company to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting.

     The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification from the Holder of non-U.S. status.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the following respective number of Shares at the offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus Supplement.

                                                              NUMBER OF SHARES
                        UNDERWRITER                           TO BE PURCHASED
                        -----------                           ----------------
Donaldson, Lufkin & Jenrette Securities Corporation.........       750,000
A.G. Edwards & Sons, Inc....................................       750,000
Equitable Securities Corporation............................       750,000
Lehman Brothers Inc.........................................       750,000
Smith Barney Inc............................................       750,000
Alex. Brown & Sons Incorporated.............................       100,000
Credit Suisse First Boston Corporation......................       100,000
Dean Witter Reynolds Inc....................................       100,000
Merrill Lynch & Co..........................................       100,000
NatWest Securities Limited..................................       100,000
Arnhold and S. Bleichroeder, Inc............................        50,000
J. C. Bradford & Co.........................................        50,000
Legg Mason Wood Walker, Incorporated........................        50,000
Morgan Keegan & Company, Inc................................        50,000
Pennsylvania Merchant Group Ltd.............................        50,000
                                                                 ---------
          Total.............................................     4,500,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Shares offered hereby (other than those covered by the over-allotment option described below) if any of such Shares are taken.

     The Company has been advised by the Underwriters that they propose to offer the Shares to the public at the offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price, less a concession not in excess of $0.88 per Share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per Share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters. The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus Supplement, to purchase up to 675,000 additional Shares at the same price per Share as the Company receives for the other Shares that the Underwriters have agreed to purchase.

     To the extent that the Underwriters exercise such option to purchase up to a total of 675,000 Shares, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Shares to be purchased by it shown in the above table bears to the total number of Shares shown in the above table, and the Company will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby. If purchased, the Underwriters will sell such additional 675,000 Shares on the same terms as those on which the Shares are being offered.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     The Company has agreed that it will not, and shall cause each director and executive officer of the Company to agree that such person will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common

Stock, or warrants to purchase Common Stock, for a period of 90 days after the date of the Underwriting Agreement, other than (i) the Shares offered hereby,
(ii) any shares of Common Stock sold upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof or pursuant to any employee stock option or other benefit plan in existence on the date hereof or pursuant to the Company's Dividend Reinvestment Plan or Employee Stock Purchase Plan, and (iii) in connection with a redemption of Common Stock to maintain its qualification as a REIT under the Code.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company, incorporated by reference or appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated or included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                        ADDITIONAL AVAILABLE INFORMATION

     The Securities and Exchange Commission (the "Commission") maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Included in such filings are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;
(iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and (v) the Company's Current Reports on Form 8-K filed on October 8, 1996, October 10, 1996, and December 2, 1996, as amended by the Form 8-K/A filed with the Commission on January 10, 1997 and the Form 8-K/A filed with the Commission on February 7, 1997, and the Form 8-K filed with the Commission on February 7, 1997.

     This Prospectus Supplement, the accompanying Prospectus and the information incorporated herein by reference may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are intended to be covered by the provisions of such act. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including the factors contained in this Prospectus Supplement, the accompanying Prospectus and the information incorporated by reference, including the cautionary statements contained in the Company's Form 8-K filed with the Commission on October 8, 1996.

                                 LEGAL MATTERS

     The legality of the Shares offered by this Prospectus will be passed upon by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Such firm has represented several of the lessees of the Company's properties. Both the Company and such lessees have consented to these representations. Certain matters of Maryland law will be passed upon for the Company by Brown & Wood LLP, Washington, D.C. Certain matters relating to the purchase of properties and federal income taxation will be passed upon for the Company by Baker, Donelson, Bearman & Caldwell, Nashville, Tennessee. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters relating to the offering for the Underwriters.

               INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Introduction to Unaudited Pro Forma Financial Statements....  F-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as
  of September 30, 1996.....................................  F-3
Unaudited Pro Forma Condensed Consolidated Statement of
  Income for the Nine Months Ended September 30, 1996.......  F-4
Unaudited Pro Forma Condensed Consolidated Statement of
  Income for the Year Ended December 31, 1995...............  F-5
Notes to Unaudited Pro Forma Financial Statements...........  F-6

                      HEALTHCARE REALTY TRUST INCORPORATED

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following pro forma financial statements are derived from the financial statements of the Company (the "Historical HR" columns) adjusted to give effect to (i) the Recent Developments, (ii) the completion of the Prior Acquisitions and Developments (see (3) in the Notes to Unaudited Pro Forma Financial Statements) and (iii) this offering and the application of proceeds therefrom.

     The pro forma balance sheet as of September 30, 1996 gives effect to the Recent Developments, the Prior Acquisitions and Developments, and this offering and the application of proceeds therefrom, as if such had occurred on that date. The pro forma statement of income for the nine months ended September 30, 1996 and the year ended December 31, 1995 gives effect to the Recent Developments, the Prior Acquisitions and Developments, and this offering and the application of proceeds therefrom, as if such had occurred, and as if the related Leases had been in effect, on January 1, 1995.

     The pro forma financial statements are otherwise based upon available information and assumptions that management believes are reasonable. The pro forma balance sheet does not purport to represent what the Company's financial position would actually have been on September 30, 1996, nor do the pro forma statements of income purport to represent what the Company's results of operations would actually have been for the nine months ended September 30, 1996 or for the year ended December 31, 1995, if the transactions had occurred on January 1, 1995. The pro forma financial statements do not otherwise purport to project the Company's financial position as of any future date or the Company's results of operations for any future period. Differences would result from, among other things, delays in the completion of the Prior Acquisitions and Developments and changes in interest rates.

     The pro forma financial statements should be read in conjunction with the financial statements of the Company and related notes thereto, and other financial information pertaining to the Company, including information incorporated herein by reference as well as under the caption "Capitalization" included elsewhere in this Prospectus Supplement.

                      HEALTHCARE REALTY TRUST INCORPORATED

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996

                                                             HISTORICAL      PRO FORMA
                                                                 HR         ADJUSTMENTS        PRO FORMA
                                                            ------------   -------------      ------------
ASSETS
Real estate properties:
  Land....................................................  $ 43,649,286   $  14,455,815(1)   $ 58,105,101
  Buildings and improvements..............................   291,199,064     111,643,540(1)    402,842,604
  Personal property.......................................     3,042,853                         3,042,853
  Construction in progress................................    39,716,995     (39,716,995)(1)             0
                                                            ------------   -------------      ------------
                                                             377,608,198      86,382,360       463,990,558
Less accumulated depreciation.............................   (20,731,105)                      (20,731,105)
                                                            ------------   -------------      ------------
         Real estate properties, net......................   356,877,093      86,382,360       443,259,453
Cash and cash equivalents.................................     1,440,371           5,196(1)     11,020,811
                                                                               9,575,244(2)
Restricted cash...........................................       597,000                           597,000
Receivables...............................................     1,499,060          58,340(1)      1,557,400
Deferred costs, net.......................................     1,246,803                         1,246,803
Other assets..............................................     6,740,109        (376,946)(1)     6,363,163
                                                            ------------   -------------      ------------
         Total assets.....................................  $368,400,436   $  95,644,194      $464,044,630
                                                            ============   =============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Notes and bonds payable.................................  $129,155,000   $  66,832,551(1)   $ 90,000,000
                                                                            (105,987,551)(2)
  Security deposits payable...............................     4,172,490                         4,172,490
  Accounts payable and accrued liabilities................     3,255,730       3,023,769(1)      6,279,499
  Deferred income.........................................       689,753                           689,753
  Commitments and contingencies...........................             0                                 0
                                                            ------------   -------------      ------------
         Total liabilities................................   137,272,973     (36,131,231)      101,141,742
                                                            ------------   -------------      ------------
Stockholders' equity:
  Preferred stock, $.01 par value.........................             0                                 0
  Common stock, $.01 par value............................       132,012           6,877(1)        183,889
                                                                                  45,000(2)
  Additional paid-in capital..............................   248,451,336      16,067,923(1)    380,174,884
                                                                             115,655,625(2)
  Deferred compensation...................................    (4,663,927)                       (4,663,927)
  Cumulative net income...................................    52,547,589                        52,547,589
  Cumulative dividends....................................   (65,339,547)                      (65,339,547)
                                                            ------------   -------------      ------------
         Total stockholders' equity.......................   231,127,463     131,775,425       362,902,888
                                                            ------------   -------------      ------------
         Total liabilities and stockholders' equity.......  $368,400,436   $  95,644,194      $464,044,630
                                                            ============   =============      ============

                      HEALTHCARE REALTY TRUST INCORPORATED

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                    HISTORICAL     PRO FORMA
                                                        HR        ADJUSTMENTS         PRO FORMA
                                                    -----------   ------------       -----------
Revenues:
  Gross rental income.............................  $         0   $  6,818,320(3)    $ 6,818,320
  Net rental income...............................   26,020,223      5,998,456(3)     32,018,679
  Management fees.................................      881,938                          881,938
  Interest and other income.......................      725,307                          725,307
                                                    -----------   ------------       -----------
                                                     27,627,468     12,816,776        40,444,244
                                                    -----------   ------------       -----------
Expenses:
  Property operating..............................            0      1,908,019(3)      1,908,019
  General and administrative......................    1,566,186                        1,566,186
  Interest........................................    4,946,790         42,310(4)      4,989,100
  Depreciation....................................    6,239,214      2,284,066(5)      8,523,280
  Amortization....................................      250,927                          250,927
                                                    -----------   ------------       -----------
                                                     13,003,117      4,234,395        17,237,512
                                                    -----------   ------------       -----------
Net Income........................................  $14,624,351   $  8,582,381       $23,206,732
                                                    ===========   ============       ===========
Net income per share..............................  $      1.11                      $      1.27
                                                    ===========                      ===========
Funds from operations.............................  $20,602,529   $ 10,866,447(6)    $31,468,976
                                                    ===========   ============       ===========
Funds from operations per share...................  $      1.57                      $      1.72
                                                    ===========                      ===========
Average shares outstanding........................   13,155,689      5,187,717(7)     18,343,406
                                                    ===========   ============       ===========

                      HEALTHCARE REALTY TRUST INCORPORATED

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995

                                                    HISTORICAL      PRO FORMA
                                                        HR         ADJUSTMENTS       PRO FORMA
                                                    -----------    -----------      -----------
Revenues:
  Gross rental income.............................  $         0    $ 9,091,094(3)   $ 9,091,094
  Net rental income...............................   32,402,507     10,202,828(3)    42,605,335
  Management fees.................................      465,766                         465,766
  Interest and other income.......................      492,888                         492,888
                                                    -----------    -----------      -----------
                                                     33,361,161     19,293,922       52,655,083
                                                    -----------    -----------      -----------
Expenses:
  Property operating..............................            0      2,544,026(3)     2,544,026
  General and administrative......................    2,143,505                       2,143,505
  Interest........................................    5,083,172      1,575,023(4)     6,658,195
  Depreciation....................................    7,567,060      3,515,306(5)    11,082,366
  Amortization....................................      309,808                         309,808
                                                    -----------    -----------      -----------
                                                     15,103,545      7,634,355       22,737,900
                                                    -----------    -----------      -----------
Net income........................................  $18,257,616    $11,659,567      $29,917,183
                                                    ===========    ===========      ===========
Net income per share..............................  $      1.41                     $      1.65
                                                    ===========                     ===========
Funds from operations.............................  $25,490,401    $15,174,873(6)   $40,665,274
                                                    ===========    ===========      ===========
Funds from operations per share...................  $      1.97                     $      2.24
                                                    ===========                     ===========
Average shares outstanding........................   12,967,132      5,187,717(7)    18,154,849
                                                    ===========    ===========      ===========

                      HEALTHCARE REALTY TRUST INCORPORATED

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

BALANCE SHEET

(1) Adjustment reflects the Recent Developments, including the assumption of $24.6 million in bank and other debt, the issuance of 687,717 shares of Common Stock and additional borrowings of $42.2 million (of which approximately $15.2 million has been borrowed at January 14, 1997 and approximately $27.0 million remains to be funded) in connection therewith. See "Recent Developments."

(2) Adjustment includes the effect of the (i) issuance of 4,500,000 Shares of Common Stock for $122,625,000 at $27.25 per share, (ii) payment of underwriting discounts and commissions and offering expenses of $6,924,375,
     (iii) payments aggregating $99.3 million to reduce the outstanding balances of the Credit Facility and the bank debt assumed in connection with the Recent Developments, and (iv) payment or defeasement of outstanding bond indebtedness in the principal amount of $6.7 million.

STATEMENTS OF INCOME

(3) Adjustments reflect rental income and expenses related to the Recent Developments and the "Prior Acquisitions and Developments" (those acquisitions occurring after the beginning of the respective periods, but not included in Recent Developments) calculated under the terms of the Leases, as if such had been in effect on January 1, 1995. The Prior Acquisitions and Developments aggregate $20.4 million in acquisition cost and development funding through the third quarter of 1996 to complete the acquisition of an ancillary hospital facility affiliated with Candler Health Systems in Savannah, Georgia; a physician clinic and an ancillary hospital facility affiliated with OrNda in Los Angeles, California and Pasadena, California, respectively; and an ancillary hospital facility affiliated with Columbia/HCA in Fort Myers, Florida; and to complete the development of an ancillary hospital facility affiliated with OrNda in Palestine, Texas; an ancillary hospital facility affiliated with Candler Health Systems in Savannah, Georgia; a comprehensive ambulatory care center affiliated with Huebner in San Antonio, Texas; and a long-term care facility affiliated with Life Care Centers of America in Orange Park, Florida.

(4) Increase in interest expense to reflect the effects of (i) the senior notes, as if such had been outstanding on January 1, 1995, and (ii) the completion of construction in progress, as if such had occurred on January 1, 1995.

(5) Adjustment to reflect depreciation of the Recent Developments and the Prior Acquisitions and Developments using the straight-line method over 39-year periods.

(6) Adjustment to reflect the effect of the Recent Developments and the Prior Acquisitions and Developments upon funds from operations.

(7) Adjustment to reflect the issuance of 687,717 Shares of Common Stock in connection with the Recent Developments and the issuance of 4,500,000 Shares of Common Stock in connection with this offering, as if such Shares were issued on January 1, 1995. Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. 1995 White Paper, means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Historical funds from operations and funds from operations per share have been adjusted to conform to the NAREIT 1995 White Paper. Distributions in excess of net income generally constitute a return of capital. Management considers funds from operations to be an informative measure of the performance of an equity REIT and consistent with measures used by analysts to evaluate equity REITs. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income, as an indicator of the Company's operating performance, as an alternative to cash flow or as a measure of liquidity.

PROSPECTUS
NOVEMBER 2, 1995

                        [HEALTHCARE REALTY TRUST LOGO]

                                  $250,000,000
                      Common Stock, Common Stock Warrants,
                      Preferred Stock and Debt Securities

     Healthcare Realty Trust Incorporated (the "Company") is a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, which may from time to time offer in one or more series (i) shares of common stock, par value $.01 per share (the "Common Stock"), (ii) warrants to purchase Common Stock (the "Common Stock Warrants"), (iii) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), or (iv) debt securities (the "Debt Securities"), with an aggregate public offering price of up to $250,000,000 (or the equivalent thereof in foreign currencies or currency units) on terms to be determined at the time of any such offering. The Company may offer the Common Stock, Common Stock Warrants, Preferred Stock, and Debt Securities (collectively, the "Securities") from time to time, separately or together, in separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, the specific number of shares and issuance price per share; (ii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability; (iii) in the case of Preferred Stock, the specific number of shares, designation, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form, authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for any sinking fund payments, terms for conversion into Common Stock or Debt Securities of another series, and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a REIT for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

                    THE ATTORNEY GENERAL OF THE STATE OF NEW
                YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF
         THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                             ---------------------

       THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company may be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by the Company with the Commission under the Exchange Act (File No. 1-11852) are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1994, (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995 and (iii) the proxy statement dated March 31, 1995, in connection with its annual meeting of stockholders held on May 16, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company, at 3310 West End Avenue, Suite 400, Nashville, Tennessee 37203, Attention: Fredrick M. Langreck, Treasurer and Comptroller (615) 269-8175.

                                  THE COMPANY

     The Company was organized as a REIT to invest, either directly or through wholly owned subsidiaries, in, or provide real estate services with respect to, healthcare related properties throughout the United States. The Company's objective is to become a valued full service provider of real estate solutions to quality healthcare providers, focusing predominantly on outpatient (often referred to as "alternate site") healthcare facilities, which are designed for the provision of medical services outside of a traditional hospital or nursing home setting. In an effort to attain this objective, the Company offers a broad range of services including real estate funding, property management, build-to-suit development, and real estate advisory work. The Company is the first fully integrated healthcare REIT and management believes the Company is the healthcare industry's leading provider of the full range of services described above.

     The Company owns a diversified portfolio of healthcare properties. The properties are leased to unaffiliated healthcare providers pursuant to long-term net leases. The Company's strategy is to acquire healthcare facilities diversified by healthcare provider, facility type, and geographic location. The Company seeks to develop relationships with well-established, rapidly growing healthcare companies that present both relatively low risk and opportunities for future business.

     The principal executive offices of the Company are located at 3310 West End Avenue, Suite 400, Nashville, Tennessee 37203, and its telephone number is (615) 269-8175. Unless the context indicates otherwise, references herein to the Company include the Company's subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement accompanying this Prospectus, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include the repayment of indebtedness, the acquisition of additional properties, and the funding of additional lessee developments.

     Pending such uses, net proceeds of any offering of Securities will be invested in short-term, investment grade instruments, interest-bearing bank accounts or certificates of deposit, consistent with the Company's qualification as a REIT, the Company's Second Articles of Amendment and Restatement (the "Articles") and the Company's agreements with its lenders.

                     RATIO OF EARNINGS TO FIXED CHARGES(1)

Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:

                             SEVEN MONTHS ENDED       YEAR ENDED        SIX MONTHS ENDED
                            DECEMBER 31, 1993(2)   DECEMBER 31, 1994     JUNE 30, 1995
                            --------------------   -----------------   ------------------
Ratio of earnings to
  fixed charges(3)......             6.13                10.37                4.51

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue an aggregate of 200,000,000 shares of capital stock, which may include 150,000,000 Shares of Common Stock and 50,000,000 shares of Preferred Stock. The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of Common Stock Warrants issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles.

---------------

(1) Because the Company has not yet issued any shares of Preferred Stock, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for each period listed above.
(2) The Company commenced operations on June 3, 1993.
(3) For the purpose of calculating the ratio of earnings to fixed charges, net income has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of debt issue cost.

     Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of Common Stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share ratably in any of the Company's assets remaining after the satisfaction of all obligations and liabilities of the Company and after required distributions to holders of Preferred Stock, if any. The Common Stock is subject to restrictions on transfer under certain circumstances described under "Restrictions on Transfer" below. Each share is entitled to one vote on all matters voted upon by the holders of Common Stock. Holders of shares of Common Stock have no cumulative voting rights.

TRANSFER AGENT AND EXCHANGE LISTING

     The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston. The Company's Common Stock is listed on the New York Stock Exchange under the symbol HR.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Code in any taxable year after the first year of its election to be treated as a REIT, (i) not more than 50% in value of its outstanding Stock (as defined below) may be owned, directly or indirectly (after application of certain attribution rules), by five or fewer individuals at any time during the last half of its taxable year, and (ii) its Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In order to ensure that requirement (i) above is satisfied, the Board of Directors has the power to refuse to transfer shares of Common Stock and/or Preferred Stock (collectively, the "Stock"), to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 9.9% in value of the outstanding Stock (the "Share Limit").

     In connection with the foregoing, if the Board of Directors, at any time and in good faith, believes that direct or indirect ownership (as determined under applicable federal tax attribution rules) in excess of the Share Limit has or may become concentrated in the hands of one beneficial owner, the Board of Directors has the power to refuse to transfer or issue Stock to a person whose acquisition of such Stock would cause a beneficial holder to hold in excess of the Share Limit. Further, any transfer of Stock that would cause a beneficial owner to hold shares of Stock in excess of the Share Limit shall be deemed void, and the intended transferee shall be deemed never to have had an interest therein.

     If at any time there is a transfer in violation of such restrictions, the Excess Shares shall be deemed to have been transferred to the Company, as trustee for the benefit of such persons to whom the Excess Shares are later transferred. Subject to the Company's right to purchase the Excess Shares, the interest in the trust representing the Excess Shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee of the Excess Shares. Excess Shares shall have no voting rights, and shall not be considered for the purpose of any shareholder vote or determining a quorum, but shall continue to be reflected as issued and outstanding stock. No dividends shall be paid with respect to Excess Shares. The Company shall have the right to purchase Excess Shares for the lesser of the amount paid for the Excess Shares by the intended transferee or the market price. The market price for any Stock so purchased, shall be equal to the fair market value of such shares reflected in (i) the closing sales price for the Stock, if then listed on a national securities exchange, (ii) the average closing sales price of such Stock, if then listed on more than a national securities exchange, or (iii) if the Stock is not then listed on a national securities exchange, the latest bid quotation for the Stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by the Company. If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such Stock as determined by the Board of Directors in good faith.

     All certificates representing shares of Common Stock bear a legend referring to other restrictions described above.

BUSINESS COMBINATIONS

     Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% of more of the voting power of the corporation's outstanding voting stock (an "Interested Shareholder") must be: (a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his or her shares. In addition, an Interested Shareholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five years following the date he or she becomes an Interested Shareholder. These provisions of Maryland law do not apply, however, to business combinations that are approved by the board of directors of a Maryland corporation prior to such person becoming an Interested Shareholder.

CONTROL SHARE ACQUISITIONS

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of all the votes entitled to be cast on the matter by shareholders excluding voting shares owned by the acquirer, and officers and directors who are also employees of the corporation. "Control shares" are voting shares which, if aggregated with all other shares owned by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of the outstanding voting shares. Control shares do not include shares the acquiring person is entitled to vote because shareholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. In no request for a meeting is made, the corporation may itself present the question at any shareholders' meeting.

     Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or as of the date of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to the acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation prior to a control share acquisition.

     The limitation on ownership of Common Stock set forth in the Articles, as well as the provisions of Maryland law described above, could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

DIVIDEND REINVESTMENT PLAN, EMPLOYEE STOCK PURCHASE PLAN AND TENANT INVESTMENT PLAN

     The Company has adopted and implemented a Dividend Reinvestment Plan to provide registered owners of the Company's Common Stock with a method of investing dividends and other distributions paid in cash ("dividends") in additional shares of the Company's Common Stock. The Company has also adopted an Employee Stock Purchase Plan and a Tenant Investment Plan to allow employees of the Company and tenants in the Company's properties to purchase shares of Common Stock on terms and conditions set forth in such plans. Since such additional shares of Common Stock will be purchased from the Company, the Company will receive additional funds which will be used for its general corporate purposes.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities pursuant to any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent, if engaged, will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants; (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such offered Security; (6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any;
(11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants and a description of certain restrictions on transfer of the Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Preferred Stock. The following description of the Preferred Stock sets forth certain anticipated general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock (which terms may be different than those stated below) will be described in the Prospectus Supplement to which such series relates. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Prospectus Supplement, the Company's Articles

(including the amendment describing the designations, rights, and preferences of each series of Preferred Stock) and the Company's Bylaws.

     Subject to limitations prescribed by Maryland law and the Articles, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or the duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (3) the dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (5) the provision for a sinking fund, if any, for such Preferred Stock; (6) the provisions for redemption, if applicable, of such Preferred Stock; (7) any listing of such Preferred Stock on any securities exchange; (8) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (9) a discussion of certain federal income tax considerations applicable to such Preferred Stock; (10) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (11) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; and (13) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend Preferred Stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Until required dividends are paid, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Preferred Stock of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of the Preferred Stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of Common Stock, or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

VOTING RIGHTS

     Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Any series of Preferred Stock may provide that, so long as any shares of such series of Preferred Stock remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in the Company's capitalization, amendments to the Articles of Incorporation, and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a series of Preferred Stock may provide for additional rights, remedies, and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable Prospectus Supplement.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote upon a proposed amendment to the Articles, whether or not entitled to vote thereon by the Articles, if the amendment would alter the contract rights, as set forth in the Articles, of their shares of stock.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     As discussed above under "Description of Common Stock -- Restrictions on Transfer," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, ownership and transfer of each series of Preferred Stock will be restricted in the same manner as the Common Stock.

     All certificates representing shares of Preferred Stock will bear a legend referring to the restrictions described above.

                         DESCRIPTION OF DEBT SECURITIES

     The Company may issue Debt Securities under one or more trust indentures (each an "Indenture") to be executed by the Company and a specified trustee. The terms of the Debt Securities will include those stated in the Indenture and those made a part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Indentures will be qualified under the TIA.

     The following description sets forth certain anticipated general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the

Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the following description. Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Debt Securities will be direct obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined in the applicable Indenture) of the Company. Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a Trustee.

     Except as set forth in the applicable Indenture and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture. All Debt Securities of one series need not be issued at the time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

     The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

          (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which such Debt Securities are convertible;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

          (14) any provisions for collateral security for repayment of such Debt Securities;

          (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

          (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (17) the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture;

          (18) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (19) whether and under what circumstances the Company will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth in the applicable Indenture, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

MERGER, CONSOLIDATION OR SALE

     It is expected that the Indenture will provide that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

COVENANTS

     The Indenture will contain covenants requiring the Company to take certain actions and prohibiting the Company from taking certain actions. The covenants with respect to any series of Debt Securities will be described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will describe specific "Events of Defaults" with respect to any series of Debt Securities issued thereunder. Such "Events of Defaults" are likely to include (with grace and cure periods): (i) default in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any required sinking fund payment for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable Indenture; (v) default in the payment of specified amounts of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled and (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property.

     If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% of the principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgement or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture. Each Indenture also will provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     Each Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     It is anticipated that modifications and amendments of an Indenture may be made by the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such Debt Securities affected thereby; (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such Debt Security; (2) reduce the principal amount of (or premium, if any) or the interest, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of holders of Debt Securities necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any act of the holders with respect to consenting to any amendment.

     The holders of not less than a majority in principal amount of outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series to take permitted action.

REDEMPTION OF SECURITIES

     The Indenture will provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Debt Securities will be to receive payment of the Redemption Price.

CONVERSION OF SECURITIES

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Securities. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default in Senior Securities exists that permits the holders of such Senior Securities to accelerate their maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Securities are paid in full and until the Subordinated Securities are paid in full, holders of Subordinated Securities will be subrogated to the right of holders of Senior Securities to the extent that distributions otherwise payable to holders of Subordinated Securities have been applied to the payment of Senior Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of Subordinated Securities. If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Securities outstanding as of the end of the Company's most recent fiscal quarter.

                  FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

     The following description of certain federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the opinion of Baker, Donelson,

Bearman & Caldwell, P.C., Nashville, Tennessee, regarding such matters, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Company is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company's net income which is distributed as dividends to shareholders will be exempt from federal taxation. Distributions to the Company's shareholders generally will be includable in their income. However, dividends distributed which are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of shareholders' Securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Securities.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its Securities. The Company believes that, under present law, its distributions do not create so called "unrelated business taxable income" to tax exempt entities such as pension trusts, subject, however, to certain new rules which after 1993 will apply to pension trusts holding more than 10% of the Securities.

EACH PROSPECTIVE PURCHASER OF THE SECURITIES IS ADVISED TO CONSULT HIS OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities through underwriters for public offer and sale by them, and also may sell Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act or to contributions with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to delayed delivery contracts shall not be less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by delayed delivery contracts.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company, incorporated by reference or appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated or included therein and incorporated herein by reference. Such financial statements and schedule are, and audited financial statements and schedules to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and schedule (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon by Waller Lansden Dortch & Davis, Nashville, Tennessee. The description of the federal income tax considerations will be passed upon by Baker, Donelson, Bearman & Caldwell, P.C., Nashville, Tennessee.

======================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Prospectus Supplement Summary.........   S-1
Capitalization........................   S-6
Use of Proceeds.......................   S-7
Price Range of Common Stock and
  Distributions.......................   S-8
The Company...........................   S-9
Recent Developments...................  S-10
Pending Developments..................  S-12
Properties............................  S-13
Management............................  S-17
Federal Income Tax Considerations.....  S-18
Underwriting..........................  S-21
Experts...............................  S-22
Additional Available Information......  S-22
Legal Matters.........................  S-22
Index to Unaudited Pro Forma Financial
  Statements..........................   F-1

PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Description of Common Stock...........     3
Description of Common Stock Warrants..     6
Description of Preferred Stock........     6
Description of Debt Securities........    10
Federal Income Tax and ERISA
  Considerations......................    15
Plan of Distribution..................    16
Experts...............................    17
Legal Matters.........................    17

======================================================
======================================================

                                4,500,000 SHARES

                         (LOGO) HEALTHCARE REALTY TRUST

                                  COMMON STOCK
                ------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           A.G. EDWARDS & SONS, INC.

                              EQUITABLE SECURITIES
                                  CORPORATION

                                LEHMAN BROTHERS

                               SMITH BARNEY INC.
                               February 11, 1997
======================================================